FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION



                             Washington, D.C. 20549



                        Report of Foreign Private Issuer
                         Pursuant to Rule 13a - 16 under
                       the Securities Exchange Act of 1934


                For the quarterly period ended February 28, 2005


                                    ICON plc
                               (Registrant's name)


                                     0-29714
                            (Commission file number)


          South County Business Park, Leopardstown, Dublin 18, Ireland.
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Yes___X___      No_______

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                         Yes______       No___X___

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                         Yes______       No___X___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes_______      No___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b):82       N/A

                                    ICON plc

                    Quarterly Period Ended February 28, 2005


CONTENTS                                                                  Page


General..............................................................      1

Condensed Consolidated Balance Sheets as at
February 28, 2005 and May 31, 2004...................................      2

Condensed Consolidated Statements of Operations for the
three and nine months ended February 28, 2005 and
February 29, 2004....................................................      3

Condensed Consolidated Statements of Cash Flows for the
nine months ended February 28, 2005 and February 29, 2004............      4


Condensed Consolidated Statements of Shareholders' Equity
and Comprehensive Income.............................................      5


Notes to the Condensed Consolidated Financial
Statements...........................................................      6


Management's Discussion and Analysis of Financial
Condition and Results of Operations..................................     12


Signature Page.......................................................     20

                                    ICON plc

GENERAL

As used herein, "ICON", the "Company" and "we" refer to ICON plc and its consolidated subsidiaries, unless the context requires otherwise.

Business

We are a contract research organization, or CRO, providing clinical research and development services on a global basis to the pharmaceutical, biotechnology and medical device industries. Our focus is on supporting the conduct of clinical trials. We have historically done so by providing such services as Phase I - IV clinical trials management, study design, laboratory services and drug development support. We believe that we are one of a select group of CROs with the capability and expertise to conduct clinical trials in most major therapeutic areas on a global basis. We have approximately 2,650 employees worldwide, with operations in 37 locations in 23 countries, including the United States and major markets in Europe and Rest of World and have managed clinical trials in over 55 countries. For the nine months ended February 28, 2005, we derived approximately 58.3%, 36.1%, and 5.6% of our net revenue in the United States, Europe and Rest of World, respectively.

Headquartered in Dublin, Ireland, we began operations in 1990 and have expanded our business through internal growth and strategic acquisitions.

On July 1, 2004 we acquired 70% of the common stock of Beacon Biosciences, Inc., a leading specialist CRO, which provides a range of medical imaging services to the pharmaceutical, biotechnology and medical device industries.

On December 1, 2004, we acquired the workforce of Biomines Research Solutions Private Limited, ("Biomines"), based in Chennai, India. Biomines are engaged in the business of clinical trial data management and statistical analysis services.

                                    ICON plc

                      CONDENSED CONSOLIDATED BALANCE SHEETS
                    AS AT FEBRUARY 28, 2005 AND MAY 31, 2004

                                                                                        (Unaudited)          (Audited)
                                                                                      February 28, 2005    May 31, 2004
                                                                                                 (in thousands)
ASSETS
Current Assets:
      Cash and cash equivalents.......................................................         $41,897         $55,678
      Short term investments - available for sale ....................................          29,045          23,085
      Accounts receivable.............................................................          81,816          74,079
      Unbilled revenue................................................................          82,720          59,861
      Other receivables...............................................................           6,451           4,306
      Deferred tax asset..............................................................           2,409           1,684
      Prepayments and other current assets............................................           9,086           9,468
                                                                                         -------------   -------------
      Total current assets............................................................         253,424         228,161
Other Assets:
      Property, plant and equipment, net..............................................          44,838          42,936
      Goodwill........................................................................          67,440          64,226
      Intangible asset................................................................             219               -
                                                                                         -------------   -------------

Total Assets..........................................................................        $365,921        $335,323
                                                                                         =============   =============

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
      Accounts payable................................................................         $6,472          $12,801
      Payments on account.............................................................         81,266           61,960
      Other liabilities...............................................................         34,578           35,091
      Income taxes payable............................................................           7,362           4,496
                                                                                         -------------   -------------

       Total current liabilities......................................................        129,678          114,348
Other Liabilities:
      Long term government grants.....................................................          1,385            1,411
      Long term finance leases........................................................            370              167
      Non-current deferred tax liability..............................................          2,637            2,637
      Minority interest...............................................................            800                -
  Shareholders' Equity:
      Ordinary Shares, par value 6 euro cents per share; 20,000,000 shares authorized, 13,878,426 shares issued and outstanding at February 28, 2005
      and 13,838,476 shares issued and outstanding at May 31, 2004 ...................            983              980
      Additional paid-in capital......................................................        113,773          112,936
      Accumulated other comprehensive income..........................................         15,839            9,984
      Merger reserve..................................................................             47               47
      Retained earnings...............................................................        100,409           92,813
                                                                                         -------------   -------------

Total Shareholders' Equity............................................................        231,051          216,760
                                                                                         -------------   -------------

Total Liabilities and Shareholders' Equity............................................       $365,921         $335,323
                                                                                         =============   =============

 The accompanying notes are an integral part of these condensed consolidated financial statements.


                                    ICON plc

                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
   FOR THE THREE AND NINE MONTHS ENDED FEBRUARY 28, 2005 AND FEBRUARY 29, 2004
                                   (UNAUDITED)


                                                                      Three Months Ended           Nine months Ended
                                                               February 28    February 29      February 28    February 29
                                                                   2005           2004             2005           2004
                                                                      (in thousands except share and per share data)
   Revenue:
      Gross revenue........................................        $113,341         $112,831        $347,604      $332,181
      Subcontractor costs..................................        (30,486)         (35,969)       (106,915)     (113,177)
                                                              --------------  ---------------  --------------  ------------

      Net revenue..........................................          82,855           76,862         240,689       219,004

   Costs and expenses:
      Direct costs.........................................          46,008           42,502         132,132       120,271
      Selling, general and administrative expense..........          27,385           22,708          76,244        65,774
      Depreciation and amortization .......................           3,424            2,894           9,782         8,215
      Other charges .......................................          11,275                -          11,275             -
                                                              --------------  ---------------  --------------  ------------

      Total costs and expenses.............................          88,092           68,104         229,433       194,260
                                                              --------------  ---------------  --------------  ------------

   Income from operations..................................         (5,237)            8,758          11,256        24,744
   Interest income.........................................             309              163             776           333
   Interest expense........................................            (54)             (88)           (178)         (136)
                                                              --------------  ---------------  --------------  ------------

   Income before provision for income taxes................         (4,982)            8,833          11,854        24,941
   Provision for income taxes..............................           (521)          (2,182)         (4,153)       (6,421)
   Minority interest.......................................            (25)                -           (105)             -
                                                              --------------  ---------------  --------------  ------------

   Net income..............................................        ($5,528)           $6,651          $7,596       $18,520
                                                              ==============  ===============  ==============  ============
   Net income per Ordinary Share:
      Basic................................................         ($0.40)            $0.49           $0.55         $1.45
                                                              ==============  ===============  ==============  ============
       Diluted.............................................         ($0.39)            $0.47           $0.54         $1.39
                                                              ==============  ===============  ==============  ============

   Weighted average number of Ordinary Shares outstanding:

        Basic..............................................      13,866,236       13,622,514      13,847,197     12,797,089
                                                              ==============  ===============  ==============  =============

        Diluted............................................      14,077,910       14,070,194      14,101,975     13,288,688
                                                              ==============  ===============  ==============  =============


The accompanying notes are an integral part of these condensed consolidated financial statements.


                                    ICON plc

                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
        FOR THE NINE MONTHS ENDED FEBRUARY 28, 2005 AND FEBRUARY 29, 2004
                                   (UNAUDITED)


                                                                                 Nine months Ended
                                                                           February 28         February 29
                                                                               2005                2004
                                                                                   (in thousands)
Cash flows from operating activities:
Net income................................................                      $7,596          $18,520
Adjustments to reconcile net income to net cash provided
 by operating activities:.................................
   Loss on disposal of fixed assets.......................                         121                -
   Depreciation and amortization..........................                       9,782            8,215
   Amortization of grants.................................                       (150)             (26)
     Minority interest....................................                         105                -
     Other charges........................................                      11,275                -
Changes in assets and liabilities:
   (Increase)/decrease in accounts receivable.............                     (4,786)            4,710
   Increase in unbilled revenue...........................                    (22,758)         (11,803)
   Decrease in other receivables..........................                       4,924            2,184
   Increase in prepayments and other current assets.......                       (837)            (743)
   Increase in payments on account........................                      19,230           12,236
   Decrease in other liabilities..........................                     (8,781)          (3,710)
   Increase in income taxes payable.......................                       1,517            5,673
    Decrease in accounts payable..........................                     (6,631)          (4,445)
                                                                      -----------------  ---------------

Net cash provided by operating activities.................                      10,607           30,811
Cash flows from investing activities:
   Purchase of property, plant and equipment..............                    (10,284)          (9,697)
   Purchase of short term investments.....................                     (5,960)                -
   Purchase of intangible asset...........................                       (250)                -
   Purchase of subsidiary undertakings and
   acquisition costs......................................                    (10,052)         (11,180)
   Net cash acquired with subsidiary undertakings.........                       1,658              891
   Payments in respect of prior year acquisitions.........                     (1,134)          (1,588)
                                                                      -----------------  ---------------

Net cash used in investing activities.....................                    (26,022)         (21,574)
Cash flows from financing activities:
Repayment of bank overdraft...............................                           -          (7,126)
Proceeds from issuance of share capital...................                           -           45,705
Proceeds from exercise of share options...................                         899            3,696
Share issuance costs......................................                        (59)          (1,178)
Costs in relation to prior year share issuance............                       (137)                -
Repayment of other liabilities............................                       (151)            (162)
                                                                      -----------------  ---------------
Net cash provided by financing activities.................                         552           40,935
Effect of exchange rate movements on cash.................                       1,082          (1,369)
                                                                      -----------------  ---------------

Net (decrease)/increase in cash and cash equivalents......                    (13,781)           48,803
Cash and cash equivalents at beginning of period..........                      55,678           18,311
                                                                      -----------------  ---------------

Cash and cash equivalents at end of period................                     $41,897          $67,114
                                                                      =================  ===============

The accompanying notes are an integral part of these condensed consolidated financial statements.



                                    ICON plc

 CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME
                                   (UNAUDITED)



                                                                             Accumulated
                                                             Additional         Other
                                                               Paid-in      Comprehensive     Retained    Merger
                                         Shares      Amount    Capital          Income        Earnings    Reserve     Total

                                                             (dollars in thousands, except share data)


 Balance at May 31, 2004............     13,838,476    $980      $112,936          $9,984     $92,813        $47   $216,760


 Comprehensive Income:
   Net income.......................             -       -             -               -        7,596          -      7,596
   Currency translation adjustment..             -       -             -           5,855           -           -      5,855
                                                                                                                   --------
   Total comprehensive income.......                                                                                 13,451
   Exercise of Share Options........        39,950        3           896               -           -          -        899
   Share Issuance Costs.............             -        -          (59)               -           -          -       (59)
                                        ----------    -----     ---------         -------    --------       ----   --------
 Balance at February 28, 2005           13,878,426     $983      $113,773         $15,839    $100,409        $47   $231,051


 The accompanying notes are an integral part of these condensed consolidated financial statements.


                                    ICON plc

            NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                   (UNAUDITED)
                                FEBRUARY 28, 2005


1. Basis of Presentation

These condensed consolidated financial statements, which have been prepared in accordance with United States generally accepted accounting principles ("US GAAP"), have not been audited. The condensed consolidated financial statements reflect all adjustments, which are, in the opinion of management, necessary to present a fair statement of the operating results and financial position for the periods presented. The preparation of the condensed consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect reported amounts and disclosures in the condensed consolidated financial statements. Actual results could differ from those estimates. There has been no significant change in ICON plc's accounting policies from those outlined in ICON's annual report on Form 20-F for the year ended May 31, 2004, except as described below.

Certain information and footnote disclosure normally included in financial statements prepared in accordance with the United States generally accepted accounting principles have been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission ("SEC"). The condensed consolidated financial statements should be read in conjunction with the accounting policies and notes to the consolidated financial statements included in ICON's 2004 annual report on Form 20-F. Operating results for the nine months ended February 28, 2005 are not necessarily indicative of the results that may be expected for the fiscal year ending May 31, 2005.


2. Acquisitions

Acquisition of Beacon

On July 1, 2004, the Company acquired 70% of the common stock of Beacon Biosciences, Inc. ("Beacon"), based in Pennsylvania, USA, for an initial cash consideration of U.S.$9.9 million, excluding costs of acquisition.

The acquisition of Beacon has been accounted for as a purchase in accordance with SFAS No. 141, "Business Combinations". The following table summarises the fair values of the assets acquired and the liabilities assumed at the date of acquisition.

                                                           At July 1,
                                                                 2004
                                                       (in thousands)
       Property, Plant and Equipment                             $792
       Goodwill                                                 8,463
       Cash                                                     1,658
       Other Current Assets                                       935
       Current liabilities                                      (926)
       Long term liability                                      (352)
                                                      ----------------
                                                               10,570
       Minority Interest                                        (695)
       ---------------------------------------------- ----------------
       Purchase Price                                          $9,875
       ---------------------------------------------- ----------------


The results of Beacon have been included in the consolidated financial statements from July 1, 2004.

Prior Period Acquisitions

On January 24, 2003, the Company acquired 100% of the outstanding shares of Medeval Group Limited ("Medeval"), a company based in Manchester, England, for an initial cash consideration of Stg(pound)9.5 million (U.S.$15.5 million), excluding costs of acquisition. Earn-out provisions were built into the acquisition contract requiring the potential payment of additional deferred consideration up to a maximum of Stg(pound)4.3 million (U.S.$6.9 million) depending on the performance of Medeval over the period to May 31, 2004. Such additional consideration is accounted for as goodwill.

On September 30, 2004, cash consideration of Stg(pound)0.54 million (U.S.$0.97 million) was paid to a number of the former shareholders of Medeval plus guaranteed loan notes with a value of Stg(pound)1.08million (U.S.$1.93 million) were issued to the remaining selling shareholders. At May 31, 2004, Stg(pound)1.37 million (U.S.$2.5 million) of this amount had been provided, therefore an additional Stg(pound)0.253 million (U.S.$0.452 million) has been accounted for under goodwill in the current year. These guaranteed loan notes have a repayment date of 3 years from the date of issue but are exercisable nine months from the date of issue.

On September 9, 2003, the Company acquired 100% of the outstanding shares of Globomax LLC ("Globomax"), based in Maryland, USA, for an initial cash consideration of U.S.$10.9 million, excluding costs of acquisition. Earn-out provisions were been built into the acquisition contract requiring the potential payment of additional deferred consideration up to a maximum of U.S.$4.0 million depending on the performance of Globomax over the period from date of acquisition to May 31, 2006. Such additional consideration will be accounted for as goodwill.

The pro forma effect of the Globomax and Beacon acquisitions if completed on June 1, 2003 would have resulted in net revenue, net income and earnings per share for the three and nine months ended February 28, 2005 and 2004 as follows:



                                              Three months ended                Nine months ended
                                           February 28       February 29   February 28       February 29
                                              2005              2004          2005              2004
                                                  (in thousands)                  (in thousands)

       Net Revenue                             $82,855          $78,017      $241,071           $225,506
       Net Income                             ($5,528)           $6,641        $7,549            $18,927
       Basic Earnings per Share                ($0.40)            $0.49         $0.55              $1.48
       Diluted Earnings Per Share              ($0.39)            $0.47         $0.54              $1.42


An effective tax rate of 35.0% was imputed on the profits before tax of Globomax for the periods prior to acquisition.


3. Goodwill


                                        Nine months ended          Year ended
                                              February 28              May 31
                                                     2005                2004
                                            (in thousands)      (in thousands)

       Opening balance                            $64,226             $45,029
       Arising during the year                      8,463              13,134
       Arising on earn-out
        (prior year acquisitions)                     452               3,215
       Goodwill impairment                        (7,017)                   -
       Foreign exchange movement                    1,316               2,848
       --------------------------------------------------- -------------------

       Closing balance                            $67,440             $64,226
       =================================================== ===================

The distribution of goodwill by business segment was as follows:

                                        Nine months ended           Year ended
                                              February 28               May 31
                                                     2005                 2004
                                           (in thousands)        (in thousands)

       Central laboratory                              $-               $7,017
       Clinical research                           67,440               57,209
       --------------------------------------------------- --------------------

       Total                                      $67,440              $64,226
       --------------------------------------------------- --------------------


4. Intangible assets

On December 1, 2004, the Company acquired the workforce of Biomines Research Solutions Private Limited, ("Biomines"), based in Chennai, India, for a cash consideration of U.S.$250,000.

The acquisition of the workforce of Biomines has been accounted for in accordance with SFAS No. 141, "Business Combinations".

                                                         At December 1,
                                                                   2004
                                                         (in thousands)

       Acquired workforce - intangible asset                       $250
       ---------------------------------------------- ------------------
       Purchase Price                                              $250
       ---------------------------------------------- ------------------

The cost of the acquired workforce is being amortized over the 24 months in line with the life of the non-compete service contracts of the acquired employees. $31,000 has been amortized in the period since the date of acquisition.

                                                      At February 28,
                                                                 2005
                                                       (in thousands)

       Cost                                                      $250
       Amortization in the period                                (31)
       -------------------------------------------- ------------------
       Net book value                                            $219
       -------------------------------------------- ------------------



5. Net income per Ordinary Share

Basic net income per Ordinary Share has been computed by dividing net income available to ordinary shareholders by the weighted average number of Ordinary Shares outstanding during the period. Diluted net income per Ordinary Share is computed by adjusting the weighted average number of Ordinary Shares outstanding during the period for all potentially dilutive Ordinary Shares outstanding during the period and adjusting net income for any changes in income or loss that would result from the conversion of such potential Ordinary Shares.

There is no difference in net income used for basic and diluted net income per Ordinary Share. The reconciliation of the number of shares used in the computation of basic and diluted net income per Ordinary Share is as follows:



                                                                    Three Months Ended               Nine months Ended
                                                                 February 28     February 29      February 28      February 29
                                                                        2005            2004             2005             2004

Weighted average number of Ordinary Shares
  outstanding for basic net income per Ordinary Share             13,866,236      13,622,514       13,847,197       12,797,089
Effect of dilutive share options outstanding                         211,674         447,680          254,778          491,599
                                                              --------------- --------------- ---------------- ----------------
Weighted average number of Ordinary Shares for
  diluted net income per Ordinary Share                           14,077,910      14,070,194       14,101,975       13,288,688
                                                              =============== =============== ================ ================



6. Business Segment Information

The Company's areas of operation outside of Ireland principally include the United Kingdom, United States, Germany, Australia, Argentina, France, Japan, Israel, Singapore, Canada, Sweden, The Netherlands, Latvia, Russia, Taiwan, Hong Kong, South Africa, Spain, Hungary, India, Mexico and Brazil. Segment information for the three and nine month periods ended February 28, 2005 and February 29, 2004 are as follows:

     a) The distribution of net revenue by geographical area was as follows:


                                         Three Months Ended            Nine months Ended
                                  February 28       February 29     February 28    February 29
                                          2005             2004            2005           2004
                                           (in thousands)                  (in thousands)
       Ireland*                        $10,402           $9,366         $29,903        $27,523
       Rest of Europe                   19,631           18,171          57,091         45,633
       U.S.                             48,399           46,660         140,278        138,232
       Rest of the World                 4,423            2,665          13,417          7,616
       ---------------------------------------- ---------------- --------------- --------------

       Total                           $82,855          $76,862        $240,689       $219,004
       ---------------------------------------- ---------------- --------------- --------------


       * All sales shown for Ireland are export sales.

     b) The distribution of net revenue by business segment was as follows:


                                             Three Months Ended            Nine months Ended
                                      February 28       February 29     February 28    February 29
                                              2005             2004            2005           2004
                                               (in thousands)                  (in thousands)
       Central laboratory                   $6,371           $7,212         $19,376        $19,549
       Clinical research                    76,484           69,650         221,313        199,455
       -------------------------------------------- ---------------- --------------- --------------

       Total                               $82,855          $76,862        $240,689       $219,004
       -------------------------------------------- ---------------- --------------- --------------


     c) The distribution of income from operations by geographical area was as follows:

                                             Three Months Ended            Nine months Ended
                                      February 28       February 29     February 28    February 29
                                              2005             2004        2005               2004
                                               (in thousands)                  (in thousands)
       Ireland                                $584           $3,454      $7,004             $8,390
       Rest of Europe                        2,380            2,150       5,689              3,886
       U.S.                                (8,592)            2,572     (3,978)             11,299
       Rest of the World                       391              582       2,541              1,169
       -------------------------------------------- ---------------- ----------- ------------------

       Total                              $(5,237)           $8,758     $11,256            $24,744
       -------------------------------------------- ---------------- ----------- ------------------


     d) The distribution of income from operations by business segment was as follows:


                                              Three Months Ended            Nine months Ended
                                       February 28       February 29     February 28    February 29
                                               2005             2004            2005           2004
                                                (in thousands)                  (in thousands)
       Central laboratory                 $(10,533)           $(483)       $(13,287)       $(2,796)
       Clinical research                      5,296            9,241          24,543         27,540
       --------------------------------------------- ---------------- --------------- --------------

       Total                               $(5,237)           $8,758         $11,256        $24,744
       --------------------------------------------- ---------------- --------------- --------------


     e) The distribution of property, plant and equipment, net, by geographical area was as follows:

                                               February 28,            May 31,
                                                       2005               2004
                                                       (in thousands)

       Ireland                                      $20,026            $18,799
       Rest of Europe                                 9,238              7,202
       U.S.                                          13,901             15,935
       Rest of the World                              1,673              1,000
       ----------------------------------------------------- ------------------

       Total                                        $44,838            $42,936
       ----------------------------------------------------- ------------------

     f) The distribution of property, plant and equipment, net, by business segment was as follows:

                                            February 28,            May 31,
                                                    2005               2004
                                                         (in thousands)
       Central laboratory                         $2,788             $3,989
       Clinical research                          42,050             38,947
       -------------------------------------------------- ------------------

       Total                                     $44,838            $42,936
       -------------------------------------------------- ------------------

     g) The distribution of depreciation and amortization by geographical area was as follows:


                                           Three Months Ended            Nine months Ended
                                    February 28       February 29     February 28    February 28
                                            2005             2004        2005               2004
                                             (in thousands)                  (in thousands)
       Ireland                            $1,378             $965      $3,787             $2,691
       Rest of Europe                        544              476         353              1,320
       U.S.                                1,382            1,367       5,338              3,948
       Rest of the World                     120               86         304                256
       ------------------------------------------ ---------------- ----------- ------------------

       Total                              $3,424           $2,894      $9,782             $8,215
       ------------------------------------------ ---------------- ----------- ------------------


     h) The distribution of depreciation and amortization by business segment was as follows:


                                                   Three Months Ended            Nine months Ended
                                            February 28       February 29     February 28    February 29
                                                    2005             2004        2005               2004
                                                     (in thousands)                  (in thousands)
       Central laboratory                           $255             $239        $735               $766
       Clinical research                           3,169            2,655       9,047              7,449
       -------------------------------------------------- ---------------- ----------- ------------------

       Total                                      $3,424           $2,894      $9,782             $8,215
       -------------------------------------------------- ---------------- ----------- ------------------


     i) The distribution of total assets by geographical area was as follows:

                                               February 28,          May 31,
                                                      2005              2004
                                                      (in thousands)
       Ireland                                    $94,254            $76,165
       Rest of Europe                             105,350            115,056
       U.S.                                       161,520            141,104
       Rest of the World                            4,797              2,998
       --------------------------------------------------- ------------------

       Total                                     $365,921           $335,323
       --------------------------------------------------- ------------------

     j) The distribution of total assets by business segment was as follows:

                                             February 28,            May 31,
                                                    2005                2004
                                                   (in thousands)
       Central laboratory                         $18,726            $20,343
       Clinical research                          347,195            314,980
       --------------------------------------------------- ------------------

       Total                                     $365,921           $335,323
       --------------------------------------------------- ------------------

ICON plc


Management's Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion and analysis should be read in conjunction with the unaudited Consolidated Financial Statements and accompanying notes included elsewhere herein and the Consolidated Financial Statements and related notes thereto included in our Annual Report on Form 20-F for the fiscal year ended May 31, 2004. The Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States.

Overview

We are a contract research organization, or CRO, providing clinical research and development services on a global basis to the pharmaceutical, biotechnology and medical device industries. Our focus is on supporting the conduct of clinical trials. We have historically done so by providing such services as Phase I - IV clinical trials management, study design, laboratory services and drug development support. We believe that we are one of a select group of CROs with the capability and expertise to conduct clinical trials in most major therapeutic areas on a global basis. We have approximately 2,650 employees worldwide, with operations in 37 locations in 23 countries including the United States and major markets in Europe and Rest of World and have managed clinical trials in over 55 countries. For the nine months ended February 28, 2005, we derived approximately 58.3%, 36.1%, and 5.6% of our net revenue in the United States, Europe and Rest of World, respectively.

We earn revenues by providing a number of different services to our clients. These services include clinical trials management, biometric activities, consulting and laboratory services. We recognize biometric, consulting and laboratory revenues on a fee-for-service basis. Our laboratory service contracts are multiple element arrangements, with laboratory kits and laboratory testing representing the contractual elements. We determine the fair values for these elements, each of which can be sold separately, based on objective and reliable evidence of their respective fair values. Our laboratory contracts entitle us to receive non-refundable set up fees and we allocate such fees as additional consideration to the contractual elements based on the proportionate fair values of the elements. We recognize revenues for the elements on the basis of the number of deliverable units completed in a period.

We recognize clinical trials revenue on the basis of the relationship between time incurred and the total estimated duration of the contract as this represents the most accurate pattern over which our contractual obligations are fulfilled. We invoice our customers upon achievement of specified contractual milestones. This mechanism, which allows us to receive payment from our customers throughout the duration of the contract, is not reflective of revenue earned. We recognize revenues over the period from the awarding of the customer's contract to study completion and acceptance. This requires us to estimate total expected revenue, time inputs, contract costs, profitability and expected duration of the clinical trial. These estimates are reviewed periodically and, if any of these estimates change or actual results differ from expected results, then an adjustment is recorded in the period in which they become readily estimable.

As is customary in the CRO industry, we subcontract with third party investigators in connection with clinical trials. All subcontractor costs, and certain other costs where reimbursed by clients, are, in accordance with industry practice, deducted from gross revenue to arrive at net revenue. As no profit is earned on these costs, which vary from contract to contract, we view net revenue as our primary measure of revenue growth.

Direct costs consist primarily of compensation and associated fringe benefits for project-related employees and other direct project driven costs. Selling, general and administrative expenses consist of compensation and related fringe benefits for selling and administrative employees, professional services, advertising costs and all costs related to facilities and information systems.

As the nature of our business involves the management of projects having a typical duration of one to three years, the commencement, completion, curtailment or early termination of projects in a fiscal year can have a material impact on revenues earned with the relevant clients in such years. In addition, as we typically work with some, but not all, divisions of a client, fluctuations in the number and status of available projects within such divisions can also have a material impact on revenues earned from such clients from year to year.

Although domiciled in Ireland, we report our results in U.S. dollars. As a consequence, the results of our non-United States based operations, when translated into U.S. dollars, could be materially affected by fluctuations in exchange rates between the U.S. dollar and the currency of those operations.

In addition to translation exposures, we are also subject to transaction exposures because the currency in which contracts are priced can be different from the currencies in which costs relating to those contracts are incurred. We have thirteen operations operating in U.S. dollars, five trading in Euros, three in pounds Sterling, and one each in Australian dollars, Indian Rupee, Singapore dollars, Yen, Israeli New Shekels, Latvian Lats, Swedish Krona, Argentine Peso, South African Rand, Russian Rouble, Canadian dollar, Hungarian Forint, Taiwan dollar, Hong Kong dollar, Mexican Peso and Brazilian Real. Our operations in the United States are not materially exposed to such currency differences as the majority of our revenues and costs are in U.S. dollars. However, outside the United States the multinational nature of our activities means that contracts are usually priced in a single currency, most often pounds Sterling, U.S. dollars or Euros, while costs arise in a number of currencies, depending, among other things, on which of our offices provide staff for the contract, and the location of investigator sites. Although many such contracts benefit from some degree of natural hedging due to the matching of contract revenues and costs in the same currency, where costs are incurred in currencies other than those in which contracts are priced, fluctuations in the relative value of those currencies could have a material effect on our results of operations. We regularly review our currency exposures and hedge a portion of these, using forward exchange contracts, where natural hedges do not cover them.

We have received capital and revenue grants from Enterprise Ireland, an Irish government agency. We record capital grants as deferred income, which are credited to income on a basis consistent with the depreciation of the relevant asset. Grants relating to operating expenditures are credited to income in the period in which the related expenditure is charged. The capital grant agreements provide that in certain circumstances the grants received may be refundable in full. These circumstances include sale of the related asset, liquidation of the Company or failing to comply in other respects with the grant agreements. The operating expenditure grant agreements provide for repayment in the event of downsizing of the Company calculated by reference to any reduction in employee numbers. We have not recognized any loss contingency having assessed as remote the likelihood of these events arising. Up to February 28, 2005, we have received $2,709,006 and $2,013,516 under the capital grants and operating grants, respectively. Pursuant to the terms of the grant agreements we are restricted from distributing some of these amounts by way of dividend or otherwise.

As we conduct operations on a global basis, our effective tax rate has depended and will depend on the geographic distribution of our revenue and earnings among locations with varying tax rates. Our results of operations therefore may be affected by changes in the tax rates of the various jurisdictions. In particular, as the geographic mix of our results of operations among various tax jurisdictions changes, our effective tax rate may vary significantly from period to period.

Due to the recent performance and current outlook in our central laboratory, an impairment review of the goodwill for the laboratory segment commenced in the third quarter of fiscal 2005.


Results of Operations

Three Months Ended February 28, 2005 Compared with Three Months Ended February 29, 2004

The following table sets forth for the periods indicated certain financial data as a percentage of net revenue and the percentage change in these items compared to the prior comparable period. The trends illustrated in the following table may not be indicative of future results.


                                                       Three Months Ended
                                                 February 28,      February 29,                      2004
                                                    2005               2004                         to 2005
                                                                                                  Percentage
                                                        Percentage of Net Revenue            Increase/(decrease)

Net revenue............................             100.0%             100.0%                           7.8%
Costs and expenses:
Direct costs...........................              55.5%              55.3%                           8.2%
Selling, general and administrative....              33.1%              29.5%                          20.6%
Depreciation and amortization..........               4.1%               3.8%                          18.3%
Other charges..........................              13.6%                  -                         100.0%
Income from operations.................             (6.3%)              11.4%                       (159.8)%


Net revenue increased by $6.0 million or 7.8%, from $76.9 million to $82.9 million. This improvement arose through a combination of increased business from existing clients, business won from new clients and revenues from acquisitions not included in the comparative period. The additional revenues from acquisitions (Beacon) amounted to $1.7 million for the three months ended February 28, 2005. Including the impact of acquisitions, revenues in the United States increased by 3.7%, while Europe and the Rest of World grew by 14.1%. For the three months ended February 28, 2005, net revenue for our central laboratory business fell by 11.7%, from $7.2 million to $6.4 million while our clinical research segment grew by 9.8% from $69.7 million to $76.5 million over the comparable period. The growth in net revenue in our clinical research segment is due to the expansion of our services to both existing and new clients, increased use of outsourcing by the pharmaceutical, biotechnology and medical device industries, an underlying increase in research and development spending and consolidation in the CRO industry. The reduction in net revenue in our central laboratory segment is due primarily to lower testing volumes.

Direct costs increased by $3.5 million, or 8.2%, from $42.5 million to $46.0 million, primarily due to increased staff numbers needed to support increased project related activity in the clinical research business and increased direct costs arising from the acquisitions amounting to $0.8 million. Direct costs, as a percentage of net revenue increased from 55.3% in the three months to February 29, 2004 to 55.5% for the quarter ended February 28, 2005.

Selling, general and administrative expense increased by $4.7 million, or 20.6%, from $22.7 million to $27.4 million. The increase in costs is due to the continued expansion of our operations and additional selling, general and administrative costs from acquisitions of $0.7 million not included in the comparative period. As a percentage of net revenue, selling, general and administrative expenses, increased from 29.5% in the three months ended February 29, 2004, to 33.1% for the quarter ended February 28, 2005.

Depreciation and amortization increased by $0.5 million, or 18.3%, from $2.9 million to $3.4 million. This increase is due to the continued investment in facilities and information technology to support the growth in activity. As a percentage of net revenue, depreciation and amortization increased from 3.8% of net revenues in the three months to February 29, 2004, to 4.1% for the three months ended February 28, 2005.

Other operating charges of $11.3 million were realized in the three months ended February 28, 2005. These charges related to the recognition of an impairment in the carrying value of our investment in the central laboratory, a write-down of certain fixed assets and the lease termination and exit costs associated with the consolidation of some of our office facilities in the US.

Income from operations decreased by $14.0 million, or 159.8%, from $8.8 million to $(5.2) million. Excluding the impact of the other charges, operating income for the quarter ended February 28, 2005, was $6.0 million, a 31.1% decrease on the same quarter last year. This decrease is due principally to reduced levels of activity in our central laboratory business in the quarter and lower usage of billable resources in our clinical research segment. As a percentage of net revenue, including the effect of acquisitions, income from operations decreased from 11.4% in the three months to February 29, 2004, to (6.3)% for the quarter ended February 28, 2005, or 7.3% excluding the other charges. For the quarter, income from operations, as a percentage of net revenue, for the central laboratory and excluding the impact of the other charges was (27.7%), a dis-improvement from the reported (6.7%) in the same quarter in fiscal 2004. The central laboratory constitutes approximately 8% of our business. Operating margins for our clinical research segment, excluding the impact of the other charges decreased from 13.3% in the three months ended February 29, 2004, to 10.2% for the three months ended February 28, 2005.

Net interest income for the three months ended February 28, 2005, was $0.26 million compared to $0.08 million for the equivalent period last year. Higher average level of funds invested and higher interest rates in the third quarter of this year over last year contributed to the increased interest income.

Our effective tax rate for the three months ended February 28, 2005 was (10.5)%, or 19.8% when the impact of the other charges and tax deduction associated with this is excluded, compared to 24.7% for the comparable period last year. The decrease in the effective rate was due to a change in the geographic distribution of pre-tax earnings.

Nine months ended February 28, 2005 compared with Nine months Ended February 29, 2004

The following table sets forth for the periods indicated certain financial data as a percentage of net revenue and the percentage change in these items compared to the prior comparable period. The trends illustrated in the following table may not be indicative of future results.


                                                    Nine months Ended
                                              February 28,      February 29,                     2004 to
                                                  2005               2004                          2005
                                                                                                Percentage
                                                        Percentage of Net Revenue                Increase


Net revenue............................             100.0%             100.0%                           9.9%
Costs and expenses:
Direct costs...........................              54.9%              54.9%                           9.9%
Selling, general and administrative....              31.7%              30.0%                          15.9%
Depreciation and amortization..........               4.0%               3.8%                          19.1%
Other charges..........................               4.7%                  -                           100%
Income from operations.................               4.7%              11.3%                        (54.5%)



Net revenue increased by $21.7 million or 9.9%, from $219.0 million to $240.7 million. This improvement arose through a combination of increased business from existing clients, business won from new clients and revenues from acquisitions not included in the comparative period. The additional revenues from these acquisitions (Globomax and Beacon) amounted to $6.9 million for the nine months ended February 28, 2005. Including the impact of acquisitions, revenues in the United States, and Europe and the Rest of World grew by 1.5% and 24.3% respectively. For the nine months ended February 28, 2005, net revenue for our central laboratory business fell by 0.9%, from $19.5 million to $19.4 million while our clinical research segment grew by 11.0%, from $199.5 million to $221.3 million over the comparable period. The growth in net revenue in our clinical research segment is due to the expansion of our services to both existing and new clients, increased use of outsourcing by the pharmaceutical, biotechnology and medical device industries, an underlying increase in research and development spending and consolidation in the CRO industry.

Direct costs increased by $11.8 million, or 9.9%, from $120.3 million to $132.1 million, primarily due to increased staff numbers needed to support increased project related activity and increased direct costs arising from the acquisitions amounting to $3.4 million. Direct costs, as a percentage of net revenue remained constant at 54.9% from the nine months to February 29, 2004 to the nine months ended February 28, 2005.

Selling, general and administrative expense increased by $10.5 million, or 15.9%, from $65.7 million to $76.2 million. The increase in costs is due to the continued expansion of our operations and additional selling, general and administrative costs from acquisitions of $2.4 million not included in the comparative period. As a percentage of net revenue, selling, general and administrative expenses, increased from 30.0% in the nine months ended February 29, 2004, to 31.7% for the nine months ended February 28, 2005.

Depreciation and amortization increased by $1.6 million, or 19.1%, from $8.2 million to $9.8 million. This increase is due to the continued investment in facilities and information technology to support the growth in activity. As a percentage of net revenue, depreciation and amortization increased from 3.8% of net revenues in the nine months to February 29, 2004, to 4.0% for the nine months ended February 28, 2005.

Other operating charges of $11.3 million were realized in the nine months ended February 28, 2005. These charges related to the recognition of an impairment in the carrying value of our investment in the central laboratory, a write-down of certain fixed assets and the lease termination and exit costs associated with the consolidation of some of our office facilities in the US.

Income from operations decreased by $13.5 million, or 54.5%, from $24.8 million to $11.3 million, including acquisitions. Excluding the impact of the other charges, operating income for the nine months ended February 28, 2005, was $22.5 million, a 8.9% decrease on the same period last year. As a percentage of net revenue, including the effect of acquisitions, income from operations decreased from 11.3% in the nine months to February 29, 2004, to 4.7% for the nine months ended February 28, 2005, or 9.4% excluding the other charges. As a percentage of net revenue, income from operations for the central laboratory and excluding the impact of the other charges was (23.3%), a dis-improvement from the (14.3%) reported in the same period in fiscal 2004. The central laboratory constitutes approximately 8% of our business. Operating margins for our clinical research segment excluding the impact of the other charges decreased from 13.8% in the nine months ended February 29, 2004, to 13.6% for the nine months ended February 28, 2005.

Net interest income for the nine months ended February 28, 2005, was $0.6 million compared to $0.2 million for the equivalent period last year. Higher average level of funds invested and higher interest rates in the first nine months of this year over last year contributed to the increased interest income.

Our effective tax rate for the nine months ended February 28, 2005 was 35.0% or 21.1% when the impact of the other charges and tax deduction associated with this is excluded, compared to 25.7% for the comparable period last year. The decrease in the effective rate was due to a change in the geographic distribution of pre-tax earnings.


Liquidity and Capital Resources

The CRO industry generally is not capital intensive. Since our inception, we have financed our operations and growth primarily with cash flows from operations, net proceeds of $49.1 million raised in our initial public offering in May 1998 and net proceeds of $44.3 million, raised in our secondary offering in August 2003. Our principal cash needs are payment of salaries, office rents, travel expenditures and payments to subcontractors. The aggregate amount of employee compensation, excluding stock compensation expense, paid in the nine months ended February 29, 2004 and February 28, 2005 amounted to $128.7 million and $143.5 million, respectively. Investing activities primarily reflect capital expenditures for facilities and for information systems enhancements, the sale and purchase of short-term investments and acquisitions.

Our clinical research and development contracts are generally fixed price with some variable components and range in duration from a few months to several years. Revenue from contracts is generally recognized as income on a percentage of completion basis as the work is performed. The cash flow from contracts typically consists of a down payment of between 10% and 20% paid at the time the contract is entered into, with the balance paid in instalments over the contract's duration, in some cases on the achievement of certain milestones. Accordingly, cash receipts do not necessarily correspond to costs incurred and revenue recognized on contracts.

As of February 28, 2005, our working capital amounted to $123.7 million, compared to $113.8 million at May 31, 2004. The other significant influence on our operating cash flow is revenue outstanding, which comprises accounts receivable and unbilled revenue, less payments on account. The dollar values of these amounts and the related days revenue outstanding can vary due to the achievement of contractual milestones, including contract signing, and the timing of cash receipts. The number of days revenue outstanding was 67 days at February 28, 2005, compared to 69 days at November 30, 2004, and 60 days at May 31, 2004.

Net cash provided by operating activities was $10.6 million in the nine months ended February 28, 2005, compared to $30.8 million in the nine months ended February 29, 2004.

Net cash used in investing activities was $26.0 million in the nine months ended February 28, 2005, compared to $21.6 million in the nine months ended February 29, 2004.

Net cash provided by financing activities was $0.6 million in the nine months ended February 28, 2005, compared to $40.9 million in the nine months ended February 29, 2004. This decrease is primarily due to the receipt of $44.3 million, following the sale of 1,500,000 American Depositary Shares in August 2003 by the Company.

As a result of these cash flows, cash and cash equivalents decreased by $13.8 million in the nine months ended February 28, 2005, compared to an increase of $48.8 million in the nine months ended February 29, 2004.

On December 1, 2004, the Company acquired the workforce of Biomines Research Solutions Private Limited, ("Biomines"), based in Chennai, India, for a cash consideration of U.S.$250,000.

On July 1, 2004, ICON acquired 70% of the common stock of Beacon Biosciences, Inc., for an initial cash consideration of $9.9 million.

On July 3, 2003, ICON entered into a facility agreement (the "Facility Agreement") for the provision of a term loan facility of U.S.$40 million, multi-currency overdraft facility of $5 million, and revolving credit facility of $15 million (the "Facilities") with

The Governor and Company of the Bank of Ireland and Ulster Bank Ireland Limited (the "Banks"). Our obligations under the Facilities are secured by certain composite guarantees and indemnities and pledges in favour of each of the banks. This facility bears interest at an annual rate equal to the Banks Prime Rate plus three quarters of one percent. ICON plc and its subsidiaries are entitled to make borrowings under a term loan facility of $40 million and a multi currency overdraft facility of $5 million. As at February 28, 2005, the full amount of these facilities were available to be drawn down. ICON Clinical Research, Inc. (a subsidiary of ICON plc) is entitled to make borrowings under a revolving credit facility of $15 million. As at February 28, 2005, the full amount of this facility was available to be drawn down.

The Company entered into an overdraft agreement with Allied Irish Banks plc ("AIB") whereby the company guarantees any overdraft of the subsidiary ICON Clinical Research GmbH up to an amount (euro)120,000 (U.S.$158,448). As of February 28, 2005, the full facility was available to be drawn down.



Inflation

We believe the effects of inflation generally do not have a material adverse impact on our operations or financial conditions.


New Accounting Pronouncements not yet adopted

In December 2004, the FASB issued Statement No. 123R, "Share-Based Payment - An Amendment of FASB Statements No. 123 and 95 ("SFAS No.123R"), which is effective for public companies in periods beginning after June 15, 2005. We will implement the proposed standard no later than the quarter that begins September 1, 2005. The cumulative effect of adoption, if any, applied on a modified prospective basis, would be measured and recognized on July 1, 2005. SFAS No. 123R addresses the accounting for transactions in which an enterprise receives goods and services in exchange for: (a) equity instruments of the enterprise; or (b) liabilities that are based on the fair value of the enterprise's equity instruments or that may be settled by the issuance of such equity instruments. SFAS No. 123R eliminates the ability to account for share-based compensation transactions using APB 25, and generally would require instead that such transactions be accounted for using a fair-value based method. Equity classified awards are measured at grant date at fair value and are not subsequently re-measured. Liability classified awards are re-measured at fair value at each balance sheet date until the awards are settled. We are currently evaluating option valuation methodologies and assumptions in light of SFAS No. 123R related to employee stock options. Current estimates of option values using the Black-Scholes method (as reported) may not be indicative of results from valuation methodologies ultimately adopted in the final rules.

In November 2004, the FASB issued statement No. 151, "Inventory Costs, an amendment of ARB No. 43, Chapter 4" ("SFAS No. 151"), which is effective for public companies prospectively for inventory costs incurred in periods beginning after June 15, 2005. This Statement amends the guidance in ARB No. 43, Chapter 4 "Inventory Pricing", to clarify that accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage) should be recognized as a current period change and to require the allocation of fixed production overhead to the costs of conversion based on normal capacity of the production facilities. We do not expect that the adoption of SFAS No. 151 will have a material impact on our financial position or results of operations.

In December 2004, the FASB issued Statement No. 153, "Exchanges of Nonmonetary assets - an amendment of APB Opinion No. 29" ("SFAS No. 153"), which is effective for public companies in periods beginning after June 15, 2005. The guidance in APB opinion No. 29, Accounting for Nonmonetary Transactions, is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in that Opinion, however, included certain exceptions to that principle. This statement amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. We do not expect that the adoption of SFAS No. 153 will have a material impact on our financial position or results of operations.

In November 2003 and March 2004, the Emerging Issues Task Force (EITF) reached partial consensus on EITF 03-1, "The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments," ("EITF 03-1"). EITF 03-1 addresses the meaning of other then temporary impairment and its application to investments classified as either available-for-sale or held-to-maturity under SFAS 115, "Accounting for Certain Investments in Debt and Equity Securities" and investments accounted for under the cost method. The EITF agreed on certain quantitative and qualitative disclosures about unrealised losses pertaining to securities classified as available-for-sale or held-to-maturity. In addition, EITF 03-1requires certain disclosures about cost method investments. The recognition and measurement provisions of EITF 03-1 have been deferred until additional guidance is issued.

Legal Proceedings

We are not party to any litigation or other legal proceedings that we believe could reasonably be expected to have a material adverse effect on our business, results of operations and financial condition.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.





                                              ICON plc




March 22, 2005                                /s/ Sean Leech
----------------------------------            ----------------------------
Date                                          Sean Leech
                                              Chief Financial Officer